Yacktman Funds
Registration # 811-06628
Form N-SAR
Period Ended June 28, 2012

Sub-Item 77C:  Matters submitted to a vote of security holders

A Special Meeting of Shareholders of The Yacktman Fund (the “Fund”) was held on June 26, 2012 (the “Special Meeting”) at the offices of Yacktman Asset Management Co., 6300 Bridgepoint Parkway, Austin, Texas 78730 , the investment adviser to the Fund (the “Adviser”).  As of the record date, April 30, 2012, there were 408,959,494 shares issued and outstanding (“Shares”) and entitled to vote at the Special Meeting for The Yacktman Fund.  A total of 210,500,585 Shares for The Yacktman Fund were present in person or by proxy at the Special Meeting.  As of the record date, April 30, 2012, there were 304,867,938 Shares and entitled to vote at the Special Meeting for The Yacktman Focused Fund.  A total of 155,330,471 Shares for The Yacktman Focused Fund were present in person or by proxy at the Special Meeting.

The purpose of the meeting was to consider and act upon the following proposal:

01)  To approve an Agreement and Plan of Reorganization, which provides for the acquisition of the assets and assumption of the liabilities of The Yacktman Fund in exchange for shares of Yacktman Fund. A vote in favor of the Agreement and Plan of Reorganization will also constitute a vote in favor of the liquidation and dissolution of The Yacktman Fund in connection with the reorganization.

Proposal	The Yacktman Fund	Number of Shares Voted
		For	Against	Abstain
01.	To approve a proposed agreement and plan of reorganization	189,394,898	9,215,998	11,889,690

Proposal	The Yacktman Focused Fund	Number of Shares Voted
		For	Against	Abstain
01.	To approve a proposed agreement and plan of reorganization	142,949,018	4,992,705	7,388,747

Accordingly, the proposal was approved by the Fund’s shareholders.